FOR IMMEDIATE RELEASE

ENTERRA ENERGY TRUST, JED OIL INC. AND JMG EXPLORATION, INC. ANNOUNCE JOINT AGREEMENTS AND TRADING POLICY

Enterra also announces action against former officers

Calgary, Alberta – Monday, January 31, 2005 – Enterra Energy Trust (NASDAQ: EENC; TSX:ENT.UN), JED Oil Inc. (Amex: JDO) and JMG Exploration, Inc. today announced that they have entered into written agreements to formalize their mutually synergistic business relationships.  Enterra Energy Trust (“Enterra”) is an oil and gas income trust established in late 2003; JED Oil Inc. (“JED”) is an oil and gas development company formed late in 2003 and JMG Exploration, Inc. (“JMG”) is an oil and gas exploration company begun in late 2004 which, as previously announced, is currently in the process of its initial public offering.

Under a newly signed Agreement of Business Principles, asset acquisitions by Enterra will be contract operated and drilled by JMG if they are exploratory prospects, and contract operated and drilled by JED if they are development projects.  If JMG makes an exploratory find on its assets, when the prospect has been proven to be commercially viable, Enterra will have the right to purchase 80% of JMG’s interest in the prospect at an engineered value determined by independent engineers.  Development of the assets will be done by JED, which will pay 100% of the development costs to earn 70% of the interests of both JMG and Enterra.  Enterra will have a first right to purchase assets developed by JED.  In addition, under Technical Services Agreements signed between JED and each of Enterra and JMG, JED will provide staff while Enterra will provide offices and other administrative services to JED and JMG.  As consultants to Enterra and JMG, JED’s employees will be eligible to participate in benefit plans of Enterra and JMG, if any.

“The signing of these agreements formalizes understandings and arrangements which have been verbally agreed to and informally in place between the three companies.  The agreements provide a framework which should benefit all the parties in a number of ways, including increased access to asset acquisitions, sources of financing for acquisitions, exploration and development, operations, and substantial cost savings.  With the parties having joint interests in the same assets, it is believed that there will be operational as well as administrative cost savings," stated Reg Greenslade, President and CEO of Enterra.

“All three companies have oil and gas assets in both the western United States and western Canada, but each have different business objectives and approaches to the oil and gas industry.  In these agreements, we have found a way that works to the benefit of all three while eliminating potential conflicts arising from competing interests of companies in the same industry,” noted Al Williams, President of JED.

Enterra, JED and JMG also announced the approval and immediate implementation of a Joint Trading, Public Disclosure and Confidentiality Policy for all directors, officers, employees and consultants of the three parties.  Under the Policy, securities may only be traded during 45 day windows commencing on the fourth day following the release of annual and quarterly financial results.  Trading is also prohibited when there is material information which has not been disclosed to the public, in accordance with U.S. and Canadian securities laws.  Short sales and trading in puts and calls are prohibited by the Policy, as are both purchases and sales within six months of each other, with exceptions for stock savings plans and option exercises.

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Enterra Energy-JED Oil- JMG Exploration News Release

January 31, 2005

“The insiders of Enterra and JED are not subject to the U.S. “short-swing profit” rule prohibiting both purchases and sales within six months of each other, but because of the large number of American unitholders and shareholders in Enterra and JED, respectively, we wanted to mirror this rule; not just for our officers, directors and consultants, but all employees.  We also felt that the Policy should apply to the securities of Enterra, JED and JMG because of the business relationships among them,” stated Scobey Hartley, Chairman of Enterra’s Compensation Committee.  “As a further measure of transparency, following each trading window Enterra, JED and JMG will disclose all trades made by officers, directors and employees/consultants,” added Reg Greenslade.  The joint Policy also designates spokespersons for each of Enterra, JED and JMG, prohibits selective disclosure of information and violations of confidentiality as was the generally accepted practice at Enterra and JED, but is now in a written corporate policy for all three companies.

Enterra also announced that it has filed a statement of claim against three former officers for damages caused by breaches of fiduciary duty, the duty of care they owed to Enterra, failure to provide proper notice of termination and for repayment of their net bonuses for fiscal year 2004.  The officers are the former President, CEO and director, who resigned on January 15th as previously announced, the Chief Financial Officer and the Vice-President, Operations. “Legal actions are never pleasant, but the Board felt that this measure was required in the best interests of Enterra and its unitholders,” stated Reg Greenslade. “Plans were in place for the previously announced departure of the former President and CEO and everyone is working extra hard to fill the gaps in staffing stemming from the absence of the other individuals.  We do not anticipate any business disruptions as a result of these actions.”

The three officers were in a dispute with Enterra over the size of their bonuses for 2004 and the CFO and Vice-President stopped showing up for work, alleging that the receipt of smaller bonuses than they claim they are entitled to constituted constructive dismissal.  Scobey Hartley stated, “In reviewing Enterra’s documents as a result of the dispute, it was discovered that the terms of the Bonus Plan required receipt of disinterested unitholder approval, which was not obtained.  As a result, the Enterra Board has rescinded the Enterra 2004 bonus.  It was also determined that unauthorized revisions to the Plan were certified as materially accurate by the President and CFO of Enterra.”

"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995:  This news release contains forward-looking statements that are subject to risk and uncertainties, including, but not limited to, the impact of competitive services, demand for services like those provided by the company and market acceptance risks, fluctuations in operating results, cyclical market pressures on the oil and natural gas industry and other risks detailed from time to time in the company's filings with Securities and Exchange Commission. Neither Enterra Energy, JED Oil nor JMG Exploration undertakes any obligation to update or revise any forward-looking statements whether as a result of new developments or otherwise.

Company Contacts:

or

Investor Relations Counsel

Reg Greenslade

The Equity Group Inc.

Enterra Energy Trust, President & CEO

Linda Latman  (212) 836-9609

JED Oil Inc. – Chairman

Rob Greenberg (212) 836-9611

(403) 213-2507

www.theequitygroup.com

Bruce Stewart

JED Oil Inc., CFO

(403) 538-3236

www.enterraenergy.com

www.jedoil.com